

Amendment to Form SBSE-A

SBSE-A/A: Amendment to an application for registration of Security-based Swap Dealers and Major Security-based Swap Participants that are registered or registering with the Commodity Futures Trading Commission as a Swap Dealer or Major Swap Participant

The applicant has made the following amendments to Form SBSE-A.

- Individual Principal has been added in Schedule A: Carlo Lugani

- Individual Principal has been added in Schedule A: Andreas Fredriksson

- Individual Principal has taken up a new role in Schedule A: John Ture Turesson

- Individual Principal has taken up a new role in Schedule A: Jonas Ahlström

- Item 11: The "Large Corporates & Financial Institution" ("LC&FI") division has changed its name to "Corporate & Investment Banking ("CIB").

- Item 11: The "Private Wealth and Family Offices" division has changed its name to "Wealth & Asset Management" ("WAM").

- Item 11: The "Corporates & Private Customer" division has changed its name to "Business & Retail Banking" ("BRB").

- Item 13A: Updated organization name and address for the arrangement "SwapOne".

- Item 13A: Updated organization name for the arrangement "ISDA Amend".

Form 7-R has been amended to reflect updated:
  o Enforcement/Compliance Contact Communication